UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43346

SL Science Holding Limited

(Translation of registrant’s name into English)

11th Floor,

No. 479 Chongyang Road,

Nangang District, Taipei, Taiwan R.O.C. 115010

+886-2-26516826

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  ☒   Form 20-F       ☐ Form 40-F

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL Science Holding Limited

Date: July 10, 2026	By:	/s/ William Wang
	Name:	William Wang
	Title:	Chief Executive Officer